Hey everyone welcome to East Arlington for our community spotlight series my name is Corinne chipper from ma properties online and today we are featuring a newcomer to town the adventure pub so let's go inside and see hey thena how's it going hey good you want to learn a little bit about your adventure pub can you tell us how you came up with the idea and what you guys do here looks totally cool awesome so I we kind of came up with this idea based on some similar gastro gaming pubs that I visited when I've been out in Seattle I've work I've worked with games for years and so I decided that I really loved that style of pub where people could sit and play games together while enjoying fantastic food and drink so we came up with this place so you know what this place is is not only a library of over 400 board games and card games to play while you meet and drink but also this fantastic tapas style seasonal menu that we've created and a full craft bar with local drinks as well as things that are just a little unique and outside the ordinary so that everything that you do here is a new adventure hey Megan you are the potion master right here so I wanted Iong to know what these two drinks are okay so what I have in front of you is the Star Wars so it's gonna be our shimmer own tequila orange juice star fruit shrub that we make in-house as well as grape drinking vinegar and then we garnish with a pickled star fruit so it's super fruity delicious tasty it's very popular and then our second drink right here is their settlers of Cantina so I wanted to be game-related so it's lemonade also Jim Rohn tequila some Patriots bitters as well as Rose simple syrup that we like got very creative I try to get as many character references that are like nerdy cultural sounds like fun I'm Maggie hey we're in the kitchen here with Jason and he's the alchemist in the house like the adventure probe Jason what can you tell us about the food and what do you how do you plan the menus so that people gaming can enjoy your food but also you know keep their game head in shame so all our food is based on the season we keep everything as freshmen greens is possible when the green serve at the perfect time and we can never do the small plates kind of tapas or is a kind of style where it's smaller plates meant to be shared with other people it's kind of have them around your game not really interfering with big giant entree style plates very cool why don't you tell us about I would say one appetizer one main in one dessert just to get us excited so we actually don't really know them that's specifically an appetizer romaine and said everything's kind of more family-style lots of small little things very popular sliders right people like those we always change them out coming soon I have a grilled watermelon slider so a bigger share of a plate would be the purple potato croquettes which is like a mashed potato inside when you mix with miso and a nice crunchy outside with a sweet soy sauce reduction on top or Japanese South fried chicken and in my last question Athena is what do you do with cheaters a little kale for them usually if you find your friend cheating you should make them pay the tab yeah well thank you so much for showing us around it here and we encourage everybody to come and play your game here yeah thank you

Community Spotlight Episode 4 – The Adventure Pub